ONCOLYTICS BIOTECH INC.
4,250,000 Shares
1,700,000 Warrants
UNDERWRITING AGREEMENT
November 18, 2009
Oppenheimer & Co. Inc.
as Representative of the several
Underwriters named in Schedule I hereto
c/o Oppenheimer & Co. Inc.
300 Madison Avenue
New York, New York 10017
Ladies and Gentlemen:
          Oncolytics Biotech Inc., an Alberta corporation (the “Company”), proposes, subject to the terms and conditions contained herein, to sell to you and the other underwriters named on Schedule I to this Agreement (the “Underwriters”), for whom you are acting as Representative (the “Representative”), an aggregate of 4,250,000 units (the “Units”) of the Company (the “Underwritten Securities”), with each such Unit comprised of one of the Company’s common shares (the “Common Shares”), and 0.4 of one warrant to purchase Common Shares, with each whole warrant exercisable for one Common Share (each, a “Warrant” and collectively, the “Warrants”). The respective amounts of the Underwritten Securities to be purchased by each of the several Underwriters are set forth opposite their names on Schedule I hereto. In addition, the Company proposes to grant to the Underwriters an option to purchase up to an additional 637,500 Common Shares (the “Option Shares”) and/or up to an additional 255,000 Warrants (the “Option Warrants” and, collectively with the Option Shares, the “Option Securities”) from the Company for the purpose of covering over-allotments and for market stabilization purposes in connection with the sale of the Underwritten Securities. The Company understands that a portion of the Securities (as defined below) may be offered and sold in the Provinces (as defined below) by Canaccord Capital Corporation (the “Canadian Underwriter”), pursuant to the Canadian Prospectus (as defined below).
          The Common Shares and Warrants underlying the Underwritten Securities are referred to herein as the “Firm Shares” and “Firm Warrants,” respectively. The Underwritten

Securities, the Option Securities and all underlying Common Shares and Warrants are referred to herein as the “Securities.”
          The Company has prepared and filed a Canadian final short form base shelf prospectus, dated June 16, 2008, with the securities commissions (the “Canadian Commissions”) in each of the provinces (the “Provinces”) of British Columbia, Alberta, Manitoba and Ontario (including all documents incorporated by reference, the “Canadian Base Prospectus”) in accordance with National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Shelf Procedures”), and pursuant to the Multi-Jurisdictional Disclosure System (“MJDS”), has prepared and filed in conformity with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the published rules and regulations thereunder (the “Rules and Regulations”) adopted by the United States Securities and Exchange Commission (the “Commission”), a registration statement on Form F-10 (Registration File No. 333-151513) (including all exhibits, financial schedules and all documents and information deemed to be part of the registration statement by incorporation by reference or otherwise, as amended from time to time, at the date of this Agreement, the “Registration Statement”), containing the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and applicable Rules and Regulations, which became effective on June 24, 2008, for the registration under the Securities Act of the Common Shares, Warrants and other securities of the Company that may be sold from time to time by the Company in accordance with the Company’s home jurisdiction’s shelf prospectus offering procedures, and such amendments thereof as may have been required to the date of this Agreement, (in the form most recently filed, or transmitted for filing, under the Registration Statement including all documents incorporated be reference therein, the “U.S. Base Prospectus”). At the time of such filing, the Company met the requirements of Form F-10 under the Securities Act and for filing the Canadian Base Prospectus under any applicable securities laws of each of the Provinces and the respective regulations, rules, rulings, decisions and orders made thereunder, together with the applicable policy statements and prescribed forms issued by the Canadian Commissions (collectively, the “Canadian Securities Laws”).
          Copies of such Registration Statement (including all amendments thereto and all documents deemed incorporated by reference therein) and of the related U.S. Base Prospectus and Canadian Base Prospectus have heretofore been delivered by the Company or are otherwise available to you.
          The Company has filed a preliminary prospectus supplement to the Canadian Base Prospectus in each of the Provinces (the “Canadian Preliminary Supplement”) and pursuant to MJDS has filed the Canadian Preliminary Supplement with the Commission pursuant to General Instruction II.L on Form F-10, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the Securities Act and the Rules and Regulations (the “U.S. Preliminary Supplement”), relating to the placement of the Securities and the plan of distribution thereof covering the offering under this Agreement.
          The term “Canadian Preliminary Prospectus” means the Canadian Base Prospectus and the Canadian Preliminary Supplement in the form provided to the Underwriters by the Company for use in connection with the offering of Securities. The term “U.S.

Preliminary Prospectus” means the U.S. Base Prospectus and the U.S. Preliminary Supplement in the form provided to the Underwriters by the Company for use in connection with the offering of Securities. The term “Preliminary Prospectus” means, jointly, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus.
          The term “Canadian Final Prospectus” means the Canadian Base Prospectus and the final prospectus supplement to the Canadian Base Prospectus to be filed in each of the Provinces (the “Canadian Final Supplement”) relating to the placement of the Securities and the plan of distribution thereof covering the offering under this Agreement and the prospectus supplement to the Canadian Base Prospectus to be filed in each of the Provinces (the “Canadian Warrant Supplement”) relating to the issuance of Common Shares upon the exercise of the Firm Warrants and Option Warrants (the “Warrant Shares”).
          The term “Final U.S. Prospectus” means the U.S. Base Prospectus, the U.S. Preliminary Supplement and any amendments or further supplement to such prospectus, and including, without limitation, the Canadian Final Supplement to be filed pursuant to MJDS with the Commission pursuant to General Instruction II.L of Form F-10 with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the Securities Act and the Rules and Regulations (the “U.S. Final Supplement”), relating to the placement of the Securities and the plan of distribution thereof covering the offering under this Agreement and the Canadian Warrant Supplement to be filed pursuant to MJDS with the Commission pursuant to General Instruction II.L of Form F-10 with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations (the “U.S. Warrant Supplement”), relating to the issuance of the Warrant Shares.
          The term “Final Prospectus” means, jointly, the Canadian Final Prospectus and the U.S. Final Prospectus. The term “Prospectus” means the Canadian Base Prospectus, the U.S. Bas Prospectus, any Preliminary Prospectus and any amendments or further supplements to such prospectus, and including, without limitation, the Final Prospectus.
          The term “Effective Date” shall mean each date that the Registration Statement and any post-effective amendment or amendments thereto became or become effective. Unless otherwise stated herein, any reference herein to the Registration Statement, the Preliminary Prospectus, the Statutory Prospectus (as hereinafter defined) and the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein.
          Any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Preliminary Prospectus, the Statutory Prospectus, or the Final Prospectus shall be deemed to refer to and include any such document filed or to be filed with the Canadian Commissions under the Canadian Securities Laws or with the Commission under the Exchange Act after the date of the Registration Statement, the Preliminary Prospectus, the Statutory Prospectus and the Final Prospectus, as the case may be, and deemed to be incorporated in the Registration Statement by reference. Any amendment to the Canadian Final Prospectus, and any amended or supplemented prospectus or auxiliary materials that may be filed with any Canadian Commission by or on behalf of the Company under Canadian Securities Laws relating to the distribution of the Securities prior to the expiry of the period of distribution of the Securities or the Warrant Shares, is referred to herein collectively as the “Supplementary Material”.
          The Company understands that the Underwriters propose to make a public offering of the Securities, as set forth in and pursuant to the Statutory Prospectus and the Final Prospectus, as soon after the Effective Date and the date of this Agreement as the Representative deems advisable. The Company hereby confirms that the Underwriters and dealers have been authorized to distribute or cause to be distributed each Preliminary Prospectus, and each Issuer Free Writing Prospectus (as hereinafter defined) and are authorized to distribute the Final Prospectus (as from time to time amended or supplemented if the Company furnishes amendments or supplements thereto to the Underwriters).
          1. Sale, Purchase, Delivery and Payment for the Securities. On the basis of the representations, warranties and agreements contained in, and subject to the terms and conditions of, this Agreement:
     (a) The Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price of $2.79 per Unit (the “Initial Price”), the number of Underwritten Securities set forth opposite the name of such Underwriter under the columns “Number of Underwritten Securities to be Purchased” on Schedule I to this Agreement, subject to adjustment in accordance with Section 8 hereof.
     (b) The Company hereby grants to the several Underwriters an option to purchase, severally and not jointly, all or any part of the Option Shares at a purchase price of $2.7435 per Option Share and all or any part of the Option Warrants at a purchase price of $0.0465 per 0.4 of one Option Warrant. The number of Option Shares and/or Option Warrants to be purchased by each Underwriter shall be the same percentage (adjusted by the Representative to eliminate fractions) of the total number of Option Shares and/or Option Warrants to be purchased by the Underwriters as such Underwriter is purchasing of the Underwritten Securities. Such option may be exercised only one time and only to cover over-allotments in the sales of the Underwritten Securities by the Underwriters and may be exercised in whole or in part at any time on or before 12:00 noon, New York City time, two business days before the Underwritten Securities Closing Date (as defined below), and at any time thereafter within 30 days after the Underwritten Securities Closing Date, in each case upon written, facsimile or telegraphic notice, or verbal or telephonic notice confirmed by written, facsimile or telegraphic notice, by the Representative to the Company no later than 12:00 noon, New York City time, two business days before the Underwritten Securities Closing Date or at least two business days before the Option Securities Closing Date (as defined below), as the case may be, setting forth the number of Option Shares and/or Option Warrants to be purchased and the time and date (if other than the Underwritten Securities Closing Date) of such purchase.
     (c) Payment of the purchase price for, and delivery of certificates for, the Underwritten Securities shall be made at the offices of Oppenheimer & Co. Inc., 300 Madison Avenue, New York, New York 10017, at 8:00 a.m., New York City time, on the fifth business day following the date of this Agreement or at such time on such other date, not later than ten (10) business days after the date of this Agreement, as shall be agreed upon by the Company and the Representative (such time and date of delivery and payment are called the “Underwritten Securities Closing Date”). In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price, and delivery of the certificates, for such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each date of delivery as specified in the notice from the Representative to the Company (such time and date of delivery and payment are called the “Option Securities Closing Date”). The Underwritten Securities Closing Date and any Option Securities Closing Date are called, individually, a “Closing Date” and, together, the “Closing Dates.”
     (d) Payment shall be made to the Company by wire transfer of immediately available funds or by certified or official bank check or checks payable in New York Clearing House (same day) funds drawn to the order of the Company, against delivery of the respective certificates to the Representative for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them.
     (e) Certificates evidencing the Securities shall be registered in such names and shall be in such denominations as the Representative shall request at least two full business days before the Underwritten Securities Closing Date or, in the case of Option Securities, on the day of notice of exercise of the option as described in Section 1(b) and shall be delivered by or on behalf of the Company to the Representative through the facilities of the Depository Trust Company (“DTC”) and/or through the facilities of the CDS Clearing and Depository Services Inc. (“CDS”), as requested by the Underwriters, for the account of such Underwriters. The Company will cause the certificates representing the Securities to be made available for checking and packaging, at such place as is designated by the Representative, on the full business day before the Underwritten Securities Closing Date (or the Option Securities Closing Date in the case of the Option Securities).
          2. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter as of the date hereof, as of the Underwritten Securities Closing Date and as of the Option Securities Closing Date (if any), as follows:
     (a) The Company is eligible to use the Shelf Procedures. The Company filed with the Canadian Commissions the Canadian Base Prospectus to qualify the distribution of the Securities in the Provinces, and the Company meets the general eligibility requirements for use of Form F-10 and has filed with the Commission the Registration Statement, including a U.S. Base Prospectus, for registration under the Securities Act of the offering and sale of the Securities and has filed an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement with the Commission, and the Company has prepared and provided to the Underwriters for use the Preliminary Prospectus in connection with the offer and sale of the Securities. The Canadian Prospectus, together with the Supplementary Material, does or will comply, as of its date, and as of each Closing Date, and at all times during which a prospectus is required by the Canadian Securities Laws to be delivered in connection with any sale of the Shares, with the requirements of the Canadian Securities Laws pursuant to which it has been filed and does and will provide full, true and plain disclosure of all material facts and does not and will not contain a misrepresentation (each within the meaning of the Canadian Securities Laws) relating to the Company and to the Securities. When the Registration Statement or any amendment thereof or supplement thereto was or is declared effective it (i) complied or will comply, in all material respects, with the requirements of the

Securities Act and the Rules and Regulations thereunder and any and all applicable provisions of the Exchange Act and the rules and regulations thereunder, and (ii) did not or will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. When any Preliminary Prospectus or Prospectus was first filed with the Commission (whether filed as part of the Registration Statement or any amendment thereto or pursuant to General Instruction II.L of Form F-10) and when any amendment thereof or supplement thereto was first filed with the Commission, such Preliminary Prospectus or Prospectus as amended or supplemented complied in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations and did not or will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If applicable, each Preliminary Prospectus and Prospectus delivered to the Underwriters for use in connection with this offering was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. Notwithstanding the foregoing, none of the representations and warranties in this paragraph 2(a) shall apply to statements in, or omissions from, the Registration Statement, any Preliminary Prospectus or the Prospectus made in reliance upon, and in conformity with, information herein or otherwise furnished in writing by the Representative on behalf of the several Underwriters specifically for use in the Registration Statement, any Preliminary Prospectus or the Prospectus. With respect to the preceding sentence, the Company acknowledges that the only information furnished in writing by the Representative for use in the Registration Statement, any Preliminary Prospectus or the Prospectus are the statements contained in the second sentence of the first paragraph under the caption “Plan of Distribution” in the Prospectus (collectively, the “Underwriting Information”).
     (b) As of the Applicable Time (as hereinafter defined), neither (i) the price to the public and the number of shares offered and sold, as indicated on the cover page of the Final Prospectus and the Statutory Prospectus (as hereinafter defined), all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Issuer Free Writing Prospectus when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements in or omissions in the General Disclosure Package made in reliance upon and in conformity with the Underwriting Information.
Each Issuer Free Writing Prospectus (as hereinafter defined), including any electronic road show (including without limitation any “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act) (each, a “Road Show”) (i) is identified in Schedule III hereto and (ii) complied when issued, and complies, in all material respects with the requirements of the Securities Act and the Rules and Regulations of the Commission thereunder.
     As used in this Section and elsewhere in this Agreement:
“Applicable Time” means 5:00 p.m. (Eastern time) on the date of this Underwriting Agreement.

“Statutory Prospectus” as of any time means the Preliminary Prospectus relating to the Securities that is included in the Registration Statement immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof.
“Issuer Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 405 of the Rules) prepared by or on behalf of the Company or used or referred to by the Company in connection with the offering of the Shares, including, without limitation, each Road Show.
     (c) The Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of any Preliminary Prospectus, the Prospectus or any “free writing prospectus”, as defined in Rule 405 under the Rules and Regulations, has been issued by the Commission and, to the Company’s knowledge, no proceedings for that purpose have been instituted or are threatened under the Securities Act. Any required filing of any Preliminary Prospectus and/or the Prospectus and any supplement thereto pursuant to instruction II.L of Form F-10 has been or will be made in the manner and within the time period required by Form F-10.
     (d) The documents incorporated by reference in the Registration Statement, any Preliminary Prospectus and the Prospectus, at the time they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the Rules and Regulations and Canadian Securities Laws and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and any further documents so filed and incorporated by reference in the Registration Statement, any Preliminary Prospectus and the Prospectus, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the Rules and Regulations and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
     (e) Each Issuer Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the Company notified or notifies the Representative as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, the Statutory Prospectus or the Prospectus.
          If at any time following issuance of an Issuer Free Writing Prospectus and prior to the expiration of the Underwriters’ option to purchase the Option Securities or the Option Securities Closing Date, whichever is earlier, there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Statutory Prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company has promptly notified or will promptly notify the Representative and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus, if any, to eliminate or correct such conflict, untrue statement or omission.
     (f) The financial statements of the Company (including all notes and schedules thereto) included in the Registration Statement, the Statutory Prospectus and Prospectus present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; and such financial statements and related schedules and notes thereto, and the unaudited financial information filed with the Commission as part of the Registration Statement, have been prepared in conformity with Canadian generally accepted accounting principles (“GAAP”), consistently applied throughout the periods involved and Canadian Securities Laws and such financial statements have been reconciled to United States GAAP pursuant to Item 18 of Form 20-F of the Commission. The summary and selected financial data included in the Statutory Prospectus and Prospectus present fairly the information shown therein as at the respective dates and for the respective periods specified and have been presented on a basis consistent with the consolidated financial statements set forth in the Prospectus and other financial information. The pro forma financial statements and the related notes thereto included in the Registration Statement, the Statutory Prospectus and the Prospectus present fairly the information shown therein, have been prepared in accordance with the Commission’s and the Canadian Commission’s rules and guidelines with respect to pro forma financial statements and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.
     (g) Ernst & Young LLP, Chartered Accountants (the “Auditor”) whose reports are filed with the Commission as a part of the Registration Statement, are and, during the periods covered by their reports, were independent public accountants as required by the Securities Act and the Rules.
     (h) The Company and each of its subsidiaries, including each entity (corporation, partnership, joint venture, association or other business organization) controlled directly or indirectly by the Company (each, a “subsidiary”), is duly organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of their respective jurisdictions of incorporation or organization and each such entity has all requisite corporate power and authority to carry on its business as is currently being conducted as described in the Statutory Prospectus and the Prospectus, and to own, lease and operate its properties. All of the issued shares of capital stock of, or other ownership interests in, each subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Company, free and clear of any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever. The Company and each of its subsidiaries is duly qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or location of the assets or properties owned, leased or licensed by it requires such qualification, except for such jurisdictions where the failure to so qualify individually or in the aggregate would not have a material adverse effect on the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Company and its subsidiaries considered as a whole (a “Material Adverse Effect”); and to the Company’s knowledge, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.
     (i) The Registration Statement initially became effective within three years of the date hereof. If, immediately prior to the third anniversary of the initial effective date of the Registration Statement, any of the Securities remain unsold by the Underwriters, the Company will, prior to that third anniversary file, if it has not already done so, a new shelf registration statement relating to the Securities, in a form satisfactory to the Representative, will use its reasonable commercial efforts to cause such registration statement to be declared effective within 180 days after that third anniversary, and will take all other action necessary or appropriate to permit the public offering and sale of the Securities to continue as contemplated in the expired Registration Statement. References herein to the registration statement relating to the Securities shall include such new shelf registration statement.
     (j) Except as described in each of the Statutory Prospectus and the Final Prospectus, the Company and each of its subsidiaries has all requisite corporate power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity including, without limitation, the Food and Drug Administration (the “FDA”) and any agency of any foreign government and any other foreign regulatory authority exercising authority comparable to that of the FDA (including any non-governmental entity whose approval or authorization is required under foreign law comparable to that administered by the FDA) (collectively, the “Permits”), to own, lease and license its assets and properties and conduct its business, all of which are valid and in full force and effect, except where the lack of such Permits, individually or in the aggregate, would not have a Material Adverse Effect. Except as described in the Statutory Prospectus and the Final Prospectus, the Company and each of its subsidiaries has fulfilled and performed in all material respects all of its obligations with respect to such Permits and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the Company thereunder, except where such event, individually or in the aggregate, would not have a Material Adverse Effect.. Except as may be required under the Securities Act and state and foreign Blue Sky laws, except for the approval of listing of the Firm Shares, Option Shares and Warrant Shares by the NASDAQ Global Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”) and except for any approval or no objections letter required by the Financial Industry Regulatory Authority (“FINRA”), no other Permits are required to enter into, deliver and perform this Agreement and to issue and sell the Securities.
     (k) (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Rules) of the Securities and (ii) at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 of the Rules, including (but not limited to) the Company or any other subsidiary in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 of the Rules.
     (l) Except as described in each of the Statutory Prospectus and the Final Prospectus, the Company and each of its subsidiaries owns or possesses legally enforceable rights to use all patents, patent rights, inventions, trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively, “Intangibles”) necessary for the conduct of its business, except where the lack of such Intangibles, individually or in the aggregate, would not have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of, or is not aware of, any infringement of or conflict with asserted rights of others with respect to any Intangibles.
     (m) Except as described in each of the Statutory Prospectus and the Final Prospectus, the Company and each of its subsidiaries has good and marketable title to all property owned by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects, except such as do not materially affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company and its subsidiaries. Except as described in each of the Statutory Prospectus and the Final Prospectus, all property held under lease by the Company and its subsidiaries is held by them under valid, existing and enforceable leases, free and clear of all liens, encumbrances, claims, security interests and defects, except such as are not material and do not materially interfere with the use made or proposed to be made of such property by the Company and its subsidiaries.
     (n) Subsequent to the respective dates as of which information is given in the Registration Statement, the Statutory Prospectus and the Prospectus, (i) there has not been any event which could have a Material Adverse Effect; (ii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its assets, businesses or properties (whether owned or leased) from fire, explosion, earthquake, flood or other calamity, whether or not covered by insurance, or from any labor dispute or any court or legislative or other governmental action, order or decree which would have a Material Adverse Effect; and (iii) since the date of the latest balance sheet included in the Registration Statement and the Prospectus, neither the Company nor its subsidiaries has (A) issued any securities or incurred any liability or obligation, direct or contingent, for borrowed money, except such liabilities or obligations incurred in the ordinary course of business, (B) entered into any transaction not in the ordinary course of business, or (C) except for securities issued on the exercise of previously issued and outstanding options and warrants and 200,000 Common Shares issued in connection with the acquisition of a 10% interest in British Canadian Biosciences Corp. in amounts per share that are consistent with past practice, declared or paid any dividend or made any distribution on any shares of its stock or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or otherwise acquire any shares of its capital stock.
     (o) There is no document, contract or other agreement required to be described in the Registration Statement, the Statutory Prospectus or the Prospectus or to be filed as an exhibit to the Registration Statement which is not described or filed as required by the Securities Act or Rules and Regulations. Each description of a contract, document or other agreement in the Registration Statement, the Statutory Prospectus or the Prospectus accurately reflects in all material respects the terms of the underlying contract, document or other agreement. Each contract, document or other agreement described in the Registration Statement, the Statutory Prospectus or the Prospectus or listed in the Exhibits to the Registration Statement or incorporated by reference is in full force and effect and is valid and enforceable by and against the Company or its subsidiary, as the case may be, in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, reorganization, winding up, insolvency, moratorium, or other laws of general application affecting creditors’ rights from time to time. Except as described in each of the Statutory Prospectus and the Final Prospectus, neither the Company nor any of its subsidiaries, if a subsidiary is a party, nor to the Company’s knowledge, any other party is in default in the observance or performance of any term or obligation to be performed by it under any such agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event, individually or in the aggregate, would have a Material Adverse Effect. Except as described in each of the Statutory Prospectus and the Final Prospectus, no default exists, and no event has occurred which with notice or lapse of time or both would constitute a default, in the due performance and observance of any term, covenant or condition, by the Company or its subsidiary, if a subsidiary is a party thereto, of any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which Company or its properties or business or a subsidiary or its properties or business may be bound or affected which default or event, individually or in the aggregate, would have a Material Adverse Effect.
     (p) The statistical and market related data included in the Registration Statement, the Statutory Prospectus or the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate.
     (q) Neither the Company nor any subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time, or both, would constitute a default under, or result in the creation or imposition of any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever, upon, any property or assets of the Company or any subsidiary pursuant to, any bond, debenture, note, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case of clauses (ii) and (iii) above) for violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.
     (r) This Agreement has been duly authorized, executed and delivered by the Company.
     (s) Neither the execution, delivery and performance of this Agreement, the Firm Warrants and the Option Warrants by the Company nor the consummation of any of the transactions contemplated hereby (including, without limitation, the issuance and sale by the Company of the Securities) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or require any consent or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to the terms of, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which either the Company or its subsidiaries or any of their properties or businesses is bound, or any franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries or violate any provision of the charter or by-laws of the Company or any of its subsidiaries, except for such consents or waivers which have already been obtained and are in full force and effect.
     (t) The Company has outstanding capital stock as set forth under the caption “Capitalization” in the Statutory Prospectus and the Prospectus. The certificates evidencing the Securities are in due and proper legal form and have been duly authorized for issuance by the Company. All of the issued and outstanding Common Shares have been duly and validly issued and are fully paid and nonassessable. Other than pursuant to outstanding stock options and warrants, there are no statutory preemptive or other similar rights to subscribe for or to purchase or acquire any Common Shares of the Company or any of its subsidiaries or any such rights pursuant to its Certificate of Incorporation or by-laws or any agreement or instrument to or by which the Company or any of its subsidiaries is a party or bound. The Company has reserved and kept available for the exercise of the Firm Warrants and the Option Warrants such number of Warrant Shares as are sufficient to permit the exercise in full of the Firm Warrants and the Option Warrants. The Firm Shares and the Option Shares, when issued and sold pursuant to this Agreement, and the Warrant Shares, when issued and sold pursuant to the Firm Warrants and the Option Warrants, will be duly and validly issued, fully paid and non-assessable and none of them will be issued in violation of any preemptive or other similar right. Except as disclosed in the Registration Statement, the Statutory Prospectus and the Final Prospectus, there is no outstanding option, warrant or other right calling for the issuance of, and there is no commitment, plan or arrangement to issue, any share of stock of the Company or any of its subsidiaries or any security convertible into, or exercisable or exchangeable for, such stock. The exercise price of each option to acquire Common Shares (each, a “Company Stock Option”) is no less than the fair market value of a share of Common Shares as determined on the date of grant of such Company Stock Option. All grants of Company Stock Options were validly issued and properly approved by the Board of Directors of the Company in material compliance with all applicable laws and the terms of the plans under which such Company Stock Options were issued and were recorded on the Company’s financial statements that have been filed by the Company with the Canadian Commissions and the Commission, including the documents filed by the Company with the Canadian Commissions and the Commission, in accordance with GAAP, and no such grants involved any “back dating”, “forward dating,” “spring loading” or similar practices with respect to the effective date of grant. The Securities conform in all material respects to all statements in relation thereto contained in the Registration Statement, the Statutory Prospectus and the Final Prospectus. All outstanding shares of capital stock of each of the Company’s subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable and are owned directly by the Company or by another wholly-owned subsidiary of the Company free and clear of any security interests, liens, encumbrances, equities or claims, other than those described in each of the Statutory Prospectus and the Final Prospectus.

     (u) No holder of any security of the Company has any right, which has not been waived, to have any security owned by such holder included in the Registration Statement or to demand registration of any security owned by such holder for a period of 90 days after the date of this Agreement.
     (v) There are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries could individually or in the aggregate have a Material Adverse Effect; and, to the knowledge of the Company, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.
     (w) All necessary corporate action has been duly and validly taken by the Company and to authorize the execution, delivery and performance of this Agreement, the Firm Warrants and the Option Warrants and the issuance and sale of the Securities and the Warrant Shares by the Company. The Firm Warrants on the Underwritten Securities Closing Date and the Option Warrants on the Option Securities Closing Date will be, duly and validly authorized, executed and delivered by the Company and will constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, reorganization, winding up, insolvency, moratorium, or other laws of general application affecting creditors’ rights from time to time.
     (x) Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company, is any such dispute threatened, which dispute would have a Material Adverse Effect. The Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers or contractors which would have a Material Adverse Effect. The Company is not aware of any threatened or pending litigation between the Company or its subsidiaries and any of its executive officers which, if adversely determined, could have a Material Adverse Effect and has no reason to believe that such officers will not remain in the employment of the Company.
     (y) No transaction has occurred between the Company and any of its officers or directors, shareholders or five percent shareholders or any affiliate or affiliates of any such officer or director or shareholder or five percent shareholders, or, to the Company’s knowledge, among any of its officers or directors, shareholders or five percent shareholders or any affiliate or affiliates of any such officer or director or shareholder or five percent shareholders, that is required to be described in and is not described in the Registration Statement, the Statutory Prospectus and the Final Prospectus.
     (z) Except for activities undertaken by the Underwriters in connection with this Agreement, the Company has not taken, nor will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Shares or any security of the Company to facilitate the sale or resale of any of the Securities.

     (aa) The Company and each of its subsidiaries has filed all Federal, state, local and foreign tax returns which are required to be filed through the date hereof, which returns are true and correct in all material respects or has received timely extensions thereof, and has paid all taxes shown on such returns and all assessments received by it to the extent that the same are material and have become due. There are no tax audits or investigations pending, which if adversely determined would have a Material Adverse Effect; nor are there any material proposed additional tax assessments against the Company or any of its subsidiaries.
     (bb) The Firm Shares, Option Shares and Warrant Shares have been duly authorized for quotation on the NASDAQ and listing on the TSX.
     (cc) The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or the quotation of the Common Shares on the NASDAQ or listing on the TSX, nor has the Company received any notification that the Commission or the NASDAQ or the TSX is contemplating terminating such registration or quotation or listing.
     (dd) The books, records and accounts of the Company and its subsidiaries accurately and fairly reflect, the transactions in, and dispositions of, the assets of, and the results of operations of, the Company and its subsidiaries. The Company and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
     (ee) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which: (i) are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within the Company, particularly during the periods in which the periodic reports required under the Exchange Act are required to be prepared; (ii) provide for the periodic evaluation of the effectiveness of such disclosure controls and procedures at the end of the periods in which the periodic reports are required to be prepared; and (iii) are effective in all material respects to perform the functions for which they were established.
     (ff) Based on the evaluation of its disclosure controls and procedures, the Company is not aware of (i) any material weakness or significant deficiency in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in internal controls; or (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls.

     (gg) Except as described in each of the Statutory Prospectus and the Final Prospectus and as preapproved in accordance with the requirements set forth in Section 10A of the Exchange Act, the Auditor has not been engaged by the Company to perform any “prohibited activities” (as defined in Section 10A of the Exchange Act).
     (hh) Except as described in each of the Statutory Prospectus and the Final Prospectus, there are no material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K) that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, revenues or expenses, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.
     (ii) The Company’s Board of Directors has validly appointed an audit committee whose composition satisfies the requirements of Rule 5605 of the NASDAQ and the Board of Directors and/or the audit committee has adopted a charter that satisfies the requirements of Rule 5605 of the NASDAQ. The audit committee has reviewed the adequacy of its charter within the past twelve months.
     (jj) There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.
     (kk) The Company and its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged or propose to engage after giving effect to the transactions described in each of the Statutory Prospectus and the Final Prospectus; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or the Company’s or its subsidiaries’ respective businesses, assets, employees, officers and directors are in full force and effect; the Company and each of its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and neither the Company nor any subsidiary of the Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that is not materially greater than the current cost. Neither the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.
     (ll) Each approval, consent, order, authorization, designation, declaration or filing of, by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and the consummation of the transactions herein contemplated required to be obtained or performed by the Company (except such additional steps as may be required by FINRA, any final approvals required to list the Firm Shares, Option Shares and Warrants Shares on NASDAQ and the TSX, or as may be necessary to qualify the Securities for public offering by the Underwriters under the state securities or Blue Sky laws) has been obtained or made and is in full force and effect.
     (mm) There are no affiliations with FINRA among the Company’s officers, directors or, to the best of the knowledge of the Company, any five percent or greater stockholder of the

Company, except as set forth in the Registration Statement or otherwise disclosed in writing to the Representative.
     (nn) The Company believes it will be a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder for the year ending December 31, 2009 and expects to be a PFIC in future tax years under current laws and regulations.
     (oo) (i) Each of the Company and each of its subsidiaries is in compliance in all material respects with all rules, laws and regulation relating to the use, treatment, storage and disposal of toxic substances and protection of health or the environment (“Environmental Law”) which are applicable to its business as described in each of the Statutory Prospectus and the Final Prospectus, except where the lack of such compliance, individually or in the aggregate, would not have a Material Adverse Effect; (ii) neither the Company nor its subsidiaries has received any notice from any governmental authority or third party of an asserted claim under Environmental Laws; (iii) each of the Company and each of its subsidiaries has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and is in compliance with all terms and conditions of any such permit, license or approval, except where the lack of such permits, licenses or other approvals, individually or in the aggregate, would not have a Material Adverse Effect; (iv) to the Company’s knowledge, no facts currently exist that will require the Company or any of its subsidiaries to make future material capital expenditures to comply with Environmental Laws; and (v) no property which is or has been owned, leased or occupied by the Company or its subsidiaries has been designated as a Superfund site pursuant to the Comprehensive Environmental Response, Compensation of Liability Act of 1980, as amended (42 U.S.C. Section 9601, et. seq.) or otherwise designated as a contaminated site under applicable state or local law. Neither the Company nor any of its subsidiaries has been named as a “potentially responsible party” under the CERCLA 1980.
     (pp) The Company is not and, after giving effect to the offering and sale of the Securities and the application of proceeds thereof as described in the Statutory Prospectus and the Final Prospectus, will not be an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).
     (rr) The Company or, to the Company’s knowledge, any other person associated with or acting on behalf of the Company including, without limitation, any director, officer, agent or employee of the Company or its subsidiaries, has not, directly or indirectly, while acting on behalf of the Company or its subsidiaries (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any other unlawful payment.
     (ss) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of it subsidiaries with respect to the Money Laundering Laws is pending, or to the best knowledge of the Company, threatened.
     (tt) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
     (uu) Except as described in each of the Statutory Prospectus and the Final Prospectus and the documents incorporated therein by reference, the Company has not sold or issued any Common Shares during the six-month period preceding the date of the Final Prospectus, including any sales pursuant to Rule 144A, Regulations D or S under the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock options plans or other employee compensation plans or pursuant to outstanding options, rights or warrants and other than 200,000 Common Shares issued in connection with the acquisition of a 10% interest in British Canadian Biosciences Corp.
     (vv) The Company has fulfilled its obligations, if any, under the minimum funding standards of Section 302 of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”) and the regulations and published interpretations thereunder with respect to each “plan” as defined in Section 3(3) of ERISA and such regulations and published interpretations in which its employees are eligible to participate and each such plan is in compliance in all material respects with the presently applicable provisions of ERISA and such regulations and published interpretations. No “Reportable Event” (as defined in 12 ERISA) has occurred with respect to any “Pension Plan” (as defined in ERISA) for which the Company could have any liability.
     (ww) None of the Company, its directors or its officers has distributed nor will distribute prior to the later of (i) the Underwritten Securities Closing Date, or the Option Securities Closing Date, and (ii) completion of the distribution of the Securities, any offering material in connection with the offering and sale of the Securities other than any Preliminary Prospectus, the Final Prospectus, the Registration Statement and other materials, if any, permitted by the Securities Act and consistent with Section 3(d) below.
     (xx) The Company owns or possesses adequate rights to use all patents, patent applications, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, trademark registrations, service marks, service mark registrations, trade names, mask work rights and other intellectual property necessary to carry on the business now operated by it or proposed to be operated by it as described in the General Disclosure Package and the Prospectus (collectively, “Intellectual Property”), except where the lack of such ownership or rights to use would not have a Material Adverse Effect. Except as disclosed in the General Disclosure Package or the Prospectus, to the Company’s knowledge there is no litigation or other proceeding pending or threatened and no claims are presently being asserted by any third party challenging or questioning the ownership, validity, or enforceability of the Company’s right to use or own any Intellectual Property or asserting that the use of any Intellectual Property by the Company or the operation of the Company’s business infringes upon or misappropriates the Intellectual Property of any third party, which if determined adversely to the Company would be a reasonably likely to have a Material Adverse Effect, and the Company is unaware of any facts which would form a reasonable basis for any such claim. Except as disclosed in the General Disclosure Package or the Prospectus, the Company is not otherwise aware of any infringement of or conflict with asserted rights of others with respect to any of the Company’s Intellectual Property or the operation of the Company’s business. Except as disclosed in the General Disclosure Package or the Prospectus, the Company is not otherwise aware of any facts or circumstances which would render any of the Company’s Intellectual Property invalid or inadequate to protect the interests of the Company therein, or with respect to the patent applications contained in the Intellectual Property, unpatentable except such as would not be reasonably likely to have a Material Adverse Effect. Except as disclosed in the General Disclosure Package or the Prospectus, or as would not, individually or in the aggregate have a Material Adverse Effect, to the best of the Company’s knowledge, there is no infringement by third parties engaged in commercial activity of any Intellectual Property of the Company relating to the Company’s business. The Company has taken all steps necessary to perfect its ownership of and interest in the Intellectual Property.
     (yy) Each Investigational New Drug Application submitted to the FDA or similar application to foreign regulatory bodies, and related documents and information, has been submitted and maintained in compliance in all material respects with applicable statutes, rules and regulations administered or promulgated by the FDA or other regulatory body. Nothing has come to the attention of the Company that has caused the Company to believe that the studies, tests, preclinical studies and clinical trials conducted by or on behalf of the Company that are described in the General Disclosure Package or the Prospectus were and, if still pending, are not being, conducted, in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; or that the drug substances used in the clinical trials have not been manufactured, under current Good Manufacturing Practices. The Company uses commercially reasonable efforts to review, from time to time, the progress and results of the studies, tests and preclinical and clinical trials and, based upon (i) the information provided to the Company by the third parties conducting such studies, tests, preclinical studies and clinical trials that are described in the Prospectus and the Company’s review of such information, and (ii) the Company’s actual knowledge, the Company reasonably believes that the descriptions of the results of such studies, tests, preclinical studies and clinical trials are accurate and complete in all material respects. The Company has not received any notices or correspondence from the FDA or any foreign, state or local governmental body exercising comparable authority requiring the termination, suspension or material modification of any studies, tests, preclinical studies or clinical trials currently being conducted by or on behalf of the Company. No filing or submission to the FDA or any other regulatory body, that was or is intended to be the basis for any approval of the Company’s products or product candidates, or to the knowledge of the Company, contains any material omission or material false information.
     (zz) Nothing has come to the attention of the Company that has caused the Company to believe that the clinical trials conducted by or on behalf of or sponsored by the Company or in which the Company or its product candidates have participated that are described in the General Disclosure Package and Prospectus or the results of which are referred to in the General Disclosure Package or Prospectus were and, if still pending, are not being conducted (and with respect to such clinical trials being conducted on behalf of the Company, are, to the Company’s knowledge, being conducted) in all material respects in accordance with current good clinical practices. The descriptions in the General Disclosure Package and Prospectus of the results of such clinical trials are consistent in all material respects with such results and no other studies or other clinical trials whose results are materially inconsistent with or otherwise materially call into question the results described or referred to in the General Disclosure Package and Prospectus has come to the attention of the Company. Except to the extent disclosed in the General Disclosure Package and the Prospectus, the Company has not received any notices or other correspondence from the FDA or any other governmental agency requiring the termination, suspension or modification of any clinical trials that are described in the General Disclosure Package or Prospectus or the results of which are referred to in the General Disclosure Package or Prospectus. The Company has made available to counsel to the Representative, FDA and regulatory correspondence logs, and such logs contain complete and accurate descriptions, in all material respects, of all material correspondence between the Company on the one hand and the FDA on the other hand, relating to the clinical trials and the regulatory submissions of the Company’s product candidates under development.
     3. Conditions of the Underwriters’ Obligations. The obligations of the Underwriters under this Agreement are several and not joint. The respective obligations of the Underwriters to purchase the Securities are subject to each of the following terms and conditions:
     (a) Notification that the Registration Statement has become effective shall have been received by the Representative and the Final Prospectus shall have been timely filed with the Commission in accordance with Section 4(a) of this Agreement.
     (b) No order preventing or suspending the use of any Preliminary Prospectus, the Prospectus or any “free writing prospectus” (as defined in Rule 405 of the Rules), shall have been or shall be in effect and no order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission or a Canadian Commission, and any requests for additional information on the part of the Commission (to be included in the Registration Statement or the Prospectus or otherwise) or a Canadian Commission shall have been complied with to the satisfaction of the Commission and the Representative.
     (c) The representations and warranties of the Company contained in this Agreement and in the certificates delivered pursuant to Section 3(d) shall be true and correct when made and on and as of each Closing Date as if made on such date. The Company shall have performed all covenants and agreements and satisfied all the conditions contained in this Agreement required to be performed or satisfied by them at or before such Closing Date.
     (d) The Representative shall have received on each Closing Date a certificate, addressed to the Representative and dated such Closing Date, of the chief executive officer and the chief financial officer of the Company to the effect that: (i) the representations, warranties and agreements of the Company in this Agreement were true and correct when made and are true and correct as of such Closing Date; (ii) the Company has performed all covenants and agreements and satisfied all conditions contained herein; (iii) they have carefully examined the Registration Statement, the Final Prospectus, the General Disclosure Package, and any individual Issuer Free Writing Prospectus and, in their opinion (A) as of the Effective Date, the Registration Statement, the Canadian Base Prospectus and the U.S. Base Prospectus did not include, and as of the Applicable Time, the Registration Statement, the Statutory Prospectus and the Final Prospectus, did not include and neither (i) the General Disclosure Package, nor (ii) any individual Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included, any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) since the Effective Date no event has occurred which should have been set forth in a supplement or otherwise required an amendment to the Registration Statement, the Statutory Prospectus or the Final Prospectus; and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and, to their knowledge, no proceedings for that purpose have been instituted or are pending under the Securities Act.
     (e) The Representative shall have received: (i) simultaneously with the execution of this Agreement a signed letter from the Auditor addressed to the Representative and dated the date of this Agreement, in form and substance reasonably satisfactory to the Representative, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Disclosure Package, and (ii) on each Closing Date, a signed letter from the Auditor addressed to the Representative and dated the date of such Closing Date(s), in form and substance reasonably satisfactory to the Representative containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.
     (f) The Representative shall have received on each Closing Date from McCarthy Tetrault LLP and Dorsey & Whitney LLP, counsel for the Company, an opinion, addressed to the Representative and dated such Closing Date, with respect to the issuance and sale of the Securities, the Registration Statement, the General Disclosure Package and the Prospectus (together with any supplement thereto) and other matters as the Representative may reasonably require.
     (g) The Representative shall have received on each Closing Date from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel for the Representative, such opinion or opinions, addressed to the Representative, dated such Closing Date, with respect to such matters as the Representative may reasonably require, and the Company shall have furnished or provided access to such counsel such documents as they request for enabling them to pass upon such matters.
     (h) All proceedings taken in connection with the sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representative, and their counsel.
     (i) The Firm Shares, Option Shares and Warrant Shares shall have been approved for quotation on the NASDAQ and listing on the Toronto Stock Exchange, subject only to official notice of issuance and satisfaction of normal TSX listing conditions.
     (j) The Representative shall be reasonably satisfied that since the respective dates as of which information is given in the Registration Statement, the Statutory Prospectus, the General Disclosure Package and the Final Prospectus, (i) there shall not have been any material change in the capital stock of the Company or any material change in the indebtedness (other than in the ordinary course of business) of the Company, (ii) except as set forth or contemplated by the Registration Statement, the Statutory Prospectus, the General Disclosure Package or the Final Prospectus, no material oral or written agreement or other transaction shall have been entered into by the Company that is not in the ordinary course of business or that could reasonably be expected to result in a material reduction in the future earnings of the Company, (iii) no loss or damage (whether or not insured) to the property of the Company shall have been sustained that had or could reasonably be expected to have a Material Adverse Effect, (iv) no legal or governmental action, suit or proceeding affecting the Company or any of its properties that is material to the Company or that affects or could reasonably be expected to affect the transactions contemplated by this Agreement shall have been instituted or threatened, and (v) there shall not have been any material change in the assets, properties, condition (financial or otherwise), or in the results of operations, business affairs or business prospects of the Company or its subsidiaries considered as a whole that makes it impractical or inadvisable in the Representative’s judgment to proceed with the purchase or offering of the Securities as contemplated hereby.
     (k) On the Underwritten Securities Closing Date, FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and agreements in connection with the offering of the Securities.
     (l) The Company shall have furnished or caused to be furnished to the Representative such further certificates or documents as the Representative shall have reasonably requested.
          4. Covenants and other Agreements of the Company and the Underwriters.
     (a) The Company covenants and agrees as follows:
          (i) The Company shall prepare the Final Supplement in a form approved by the Representative, file the Canadian Final Supplement with the Canadian Commissions in each of the Provinces in accordance with the Shelf Procedures, and file the U.S. Final Supplement with the Commission within the time periods prescribed by relevant law in each of the Provinces and as required pursuant to the provisions of Form F-10. The Company will advise the Representative promptly when such filings have been made. The Canadian Prospectus Supplement will be in such form as the Company and the Representative may mutually agree upon. Until the distribution of the Securities has been completed, the Company will promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under Canadian Securities Laws to continue to qualify those of the Securities not yet distributed for distribution in the Provinces. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 433(d) or 163(b)(2), as the case may be.
     (ii) The Company shall promptly advise the Representative in writing (A) when any post-effective amendment to the Registration Statement shall have become effective or any supplement to the Final Prospectus shall have been filed, (B) of any request by the Commission for any amendment of the Registration Statement or the Final Prospectus or for any additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus or any “free writing prospectus”, as defined in Rule 405 of the Rules, or the institution or threatening of any proceeding for that purpose and (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company shall not file any amendment of the Registration Statement or supplement to the Final Prospectus or any document incorporated by reference in the Registration Statement or any Issuer Free Writing Prospectus or Supplementary Material unless the Company has furnished the Representative a copy for its review prior to filing and shall not file any such proposed amendment or supplement or Supplementary Material to which the Representative reasonably object. The Company shall use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.
     (iii) If, at any time when a prospectus relating to the Securities (or, in lieu thereof, the notice referred to in Rule 173(a) of the Rules and Regulations) is required to be delivered under the Securities Act and any event occurs as a result of which the Final Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend or supplement the Final Prospectus to comply with the Securities Act or the Rules and Regulations, the Company promptly shall prepare and file with the Commission, subject to the second sentence of paragraph (ii) of this Section 4(a), an amendment or supplement which shall correct such statement or omission or an amendment which shall effect such compliance.

     (iv) If at any time following issuance of an Issuer Free Writing Prospectus there occurs an event or development as a result of which such Issuer Free Writing Prospectus would conflict with the information contained in the Registration Statement or would include an untrue statement of a material fact or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.
     (v) The Company shall make generally available to its security holders and to the Representative as soon as practicable, but not later than 45 days after the end of the 12-month period beginning at the end of the fiscal quarter of the Company during which the Effective Date occurs (or 90 days if such 12-month period coincides with the Company’s fiscal year), an earning statement (which need not be audited) of the Company, covering such 12-month period, which shall satisfy the provisions of Section 11(a) of the Securities Act or Rule 158 of the Rules and Regulations.
     (vi) The Company shall furnish to the Representative and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including all exhibits thereto and amendments thereof) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and all amendments thereof and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act or the Rules and Regulations, as many copies of any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and any amendments thereof and supplements thereto as the Representative may reasonably request. If applicable, the copies of the Registration Statement, Preliminary Prospectus, any Issuer Free Writing Prospectus and Final Prospectus and each amendment and supplement thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.
     (vii) The Company shall cooperate with the Representative and their counsel in endeavoring to qualify the Securities for offer and sale in connection with the offering under the laws of such jurisdictions as the Representative may designate and shall maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however, that, except with respect to Canada (other than Quebec) and the United States, the Company shall not be required in connection therewith, as a condition thereof, to qualify as a foreign corporation or to execute a general consent to service of process in any jurisdiction, file a prospectus, registration statement or similar disclosure documents with any regulatory authority, subject itself to ongoing reporting requirements in any jurisdiction or subject itself to taxation as doing business in any jurisdiction.
     (viii) The Company, during the period when the Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) of the Rules) is required to be delivered under the Securities Act and the Rules and Regulations, will file all reports and other documents required to be filed with the Commission pursuant to Section 13, 14 or 15 of the Exchange Act within the time periods required by the Exchange Act and the rules and regulations promulgated thereunder.
     (ix) Provided at least $20 million is raised hereunder, the Company covenants to not issue or announce the issuance of any equity securities or any securities convertible into, exchangeable for or exercisable to acquire equity securities of the Company without the prior consent of the Underwriters, such consent not to be unreasonably withheld or delayed, during a period commencing from the date of this Agreement and ending ninety (90) days from the Closing Date, other than pursuant to: (i) presently outstanding rights, or agreements, including options, warrants and other convertible securities and any rights which have been granted, issued or will be issued under the offering contemplated hereunder, subject to any necessary regulatory approval; (ii) presently outstanding options granted to officers, directors, employees or consultants of the Company or any subsidiary thereof pursuant to the Company’s stock option plan as detailed in the Company’s most recent proxy information circular (the “Option Plan”); (iii) the Option Plan; (iv) arm’s length corporate alliances, partnerships, mergers or acquisitions; or (v) arrangement made or to be made with suppliers of goods or services to the Company to issue securities of the Company, including convertible debt securities, to such suppliers in lieu of monetary payment for goods or services received by the Company from such suppliers.
     (x) On or before completion of this offering, the Company shall make all filings required under applicable securities laws and by the NASDAQ and the TSX (including any required registration under the Exchange Act).
     (xi) Prior to the Closing Date, the Company will issue no press release or other communications directly or indirectly and hold no press conference with respect to the Company, the condition, financial or otherwise, or the earnings, business affairs or business prospects of any of them, or the offering of the Securities without the prior written consent of the Representative, not to be unreasonably withheld, unless in the judgment of the Company and its counsel, and after notification to the Representative, such press release or communication is required by law.

     (xii) The Company will apply the net proceeds from the offering of the Securities in the manner set forth under “Use of Proceeds” in the Prospectus.
     (b) The Company agrees to pay, or reimburse if paid by the Representative, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, all costs and expenses incident to the public offering of the Securities and the performance of the obligations of the Company under this Agreement including those relating to: (i) the preparation, printing, reproduction filing and distribution of the Registration Statement including all exhibits thereto, each Preliminary Prospectus, the Final Prospectus, any Issuer Free Writing Prospectus, all amendments and supplements thereto and any document incorporated by reference therein, and the printing, filing and distribution of this Agreement; (ii) the preparation and delivery of certificates for the Securities; (iii) the registration or qualification of the Securities for offer and sale under the securities or Blue Sky laws of the various jurisdictions referred to in Section 4(a)(vi), including the reasonable fees and disbursements of counsel for the Underwriters in connection with such registration and qualification and the preparation, printing, distribution and shipment of preliminary and supplementary Blue Sky memoranda; (iv) the furnishing (including costs of shipping and mailing) to the Representative and to the Underwriters of copies of each Preliminary Prospectus, the Final Prospectus and all amendments or supplements to the Final Prospectus, any Issuer Free Writing Prospectus, and of the several documents required by this Section to be so furnished, as may be reasonably requested for use in connection with the offering and sale of the Securities by the Underwriters or by dealers to whom Securities may be sold; (v) the filing fees of FINRA in connection with its review of the terms of the public offering and reasonable fees and disbursements of counsel for the Underwriters in connection with such review; (vi) inclusion of the Firm Shares, Option Shares and Warrant Shares for quotation on the NASDAQ or listing on the TSX; and (vii) all transfer taxes, if any, with respect to the sale and delivery of the Securities by the Company to the Underwriters. Subject to the provisions of Section 7, the Underwriters agree to pay, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, all costs and expenses incident to the performance of the obligations of the Underwriters under this Agreement not payable by the Company pursuant to the preceding sentence, including, without limitation, the reasonable fees and disbursements of counsel for the Underwriters, which fees and disbursements shall not exceed $75,000 (or $25,000 if the closing of the Underwritten Securities does not occur).
     (c) The Company acknowledges and agrees that each of the Underwriters has acted and is acting solely in the capacity of a principal in an arm’s length transaction between the Company, on the one hand, and the Underwriters, on the other hand, with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor, agent or fiduciary to the Company or any other person. Additionally, the Company acknowledges and agrees that the Underwriters have not and will not advise the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company has consulted with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or any other person with respect thereto, whether arising prior to or after the date hereof. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions have been and will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary duty to the company or any other person in connection with any such transaction or the process leading thereto.
     (d) The Company represents and agrees that, unless it obtains the prior consent of the Representative, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representative, it has not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. The Company has complied and will comply with the requirements of Rule 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. The Company represents that is has satisfied and agrees that it will satisfy the conditions set forth in Rule 433 of the Rules and Regulations to avoid a requirement to file with the Commission any Road Show.
          5. Indemnification.
     (a) The Company, agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all losses, claims, damages and liabilities, joint or several (including any reasonable investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted), to which they, or any of them, may become subject under the Securities Act, the Exchange Act or other federal or state law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement, the Statutory Prospectus, the Final Prospectus, or any Issuer Free Writing Prospectus, any amendment thereof or supplement thereto, or in any Blue Sky application or other information or other documents executed by the Company filed in any state or other jurisdiction to qualify any or all of the Securities under the securities laws thereof (any such application, document or information being hereinafter referred to as a “Blue Sky Application”) or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that such indemnity shall not inure to the benefit of any Underwriter (or any person controlling such Underwriter) on account of any losses, claims, damages or liabilities arising from the sale of the Securities to any person by such Underwriter if such untrue statement or omission or alleged untrue statement or omission was made in such Preliminary Prospectus, the Registration Statement, the Final Prospectus, the Statutory Prospectus, any Issuer Free Writing Prospectus or such amendment or supplement thereto, or in any Blue Sky Application in reliance upon and in conformity with the Underwriting Information. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

     (b) Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Company, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each director of the Company, and each officer of the Company who signs the Registration Statement, against any losses, claims, damages or liabilities to which such party may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement or the Final Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, the Registration Statement, the Statutory Prospectus or the Final Prospectus or any such amendment or supplement in reliance upon and in conformity with the Underwriter Information; provided, however, that the obligation of each Underwriter to indemnify the Company (including any controlling person, director or officer thereof) shall be limited to the amount of the underwriting discount and commissions applicable to the Securities to be purchased by such Underwriter hereunder.
     (c) Any party that proposes to assert the right to be indemnified under this Section will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section, notify each such indemnifying party of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. No indemnification provided for in Section 5(a) or 5(b) shall be available to any party who shall fail to give notice as provided in this Section 5(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was prejudiced by the failure to give such notice but the omission so to notify such indemnifying party of any such action, suit or proceeding shall not relieve it from any liability that it may have to any indemnified party for contribution or otherwise than under this Section. In case any such action, suit or proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and the approval by the indemnified party of such counsel, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses, except as provided below and except for the reasonable costs of investigation subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ its counsel in any such action, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of counsel by such indemnified party has been authorized in writing by the indemnifying parties, (ii) the indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iii) the indemnifying parties shall not have employed counsel to assume the defense of such action within a reasonable time after notice of the commencement thereof, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying parties. An indemnifying party shall not be liable for any settlement of any action, suit, and proceeding or claim effected without its written consent, which consent shall not be unreasonably withheld or delayed.
          6. Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 5(a) or 5(b) is due in accordance with its terms but for any reason is unavailable to or insufficient to hold harmless an indemnified party in respect to any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate losses, liabilities, claims, damages and expenses (including any investigation, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting any contribution received by any person entitled hereunder to contribution from any person who may be liable for contribution) incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or, if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 6, (i) no Underwriter (except as may be provided in the Agreement Among Underwriters) shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Shares purchased by such Underwriter. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Section 15 of the Securities Act or Section 20 of the Exchange Act, shall have the same rights to contribution as the Company. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 6, notify such party or parties from whom contribution may be sought, but the omission so to notify such party or parties from whom contribution may be sought shall not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have hereunder or otherwise than under this Section 6. No party shall be liable for contribution with respect to any action, suit, proceeding or claim settled without its written consent. The Underwriter’s obligations to contribute pursuant to this Section 6 are several in proportion to their respective underwriting commitments and not joint.
          7. Termination.
     (a) This Agreement may be terminated with respect to the Securities to be purchased on a Closing Date by the Representative by notifying the Company at any time at or before a Closing Date in the absolute discretion of the Representative if: (i) there has occurred any material adverse change in the securities markets or any event, act or occurrence that has materially disrupted, or in the opinion of the Representative, will in the future materially disrupt, the securities markets or there shall be such a material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in the United States is such as to make it, in the reasonable judgment of the Representative, inadvisable or impracticable to market the Securities or enforce contracts for the sale of the Securities; (ii) there has occurred any outbreak or material escalation of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make it, in the reasonable judgment of the Representative, inadvisable or impracticable to market the Securities or enforce contracts for the sale of the Securities; (iii) trading in the Securities or any securities of the Company has been suspended or materially limited by the Commission or trading generally on the New York Stock Exchange, Inc., the American Stock Exchange, Inc., the NASDAQ or the TSX has been suspended or materially limited, or minimum or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities have been required, by any of said exchanges or by such system or by order of the Commission, FINRA, or any other governmental or regulatory authority; or (iv) a banking moratorium has been declared by any state or Federal authority that would make it in the reasonable judgment of the Representative, inadvisable or impracticable to market the Securities or enforce contracts for the sale of the Securities; or (v) in the reasonable judgment of the Representative, there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in each of the Statutory Prospectus and the Final Prospectus, any material adverse change in the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Company and its subsidiaries considered as a whole, whether or not arising in the ordinary course of business.
     The obligations of any Canadian Underwriter to purchase the Securities under this Agreement may also be terminated by such Canadian Underwriter at its option by written notice to that effect to the Company at any time prior to the Underwritten Securities Closing Date or, in the case of the Option Securities, prior to the Option Securities Closing Date, if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the opinion of such Canadian Underwriter seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole.
     (b) If this Agreement is terminated pursuant to any of its provisions, the Company shall not be under any liability to any Underwriter, and no Underwriter shall be under any liability to the Company, except that (y) if this Agreement is terminated by the Representative or the Underwriters because of any failure, refusal or inability on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, the Company will reimburse the Underwriters for all reasonable out-of-pocket expenses (including the reasonable fees and disbursements of their counsel, subject to the limitation on reimbursable expenses in Section 4(b)) incurred by them in connection with the proposed purchase and sale of the Securities or in contemplation of performing their obligations hereunder and (z) no Underwriter who shall have failed or refused to purchase the Securities agreed to be purchased by it under this Agreement, without some reason sufficient hereunder to justify cancellation or termination of its obligations under this Agreement, shall be relieved of liability to the Company or to the other Underwriters for damages occasioned by its failure or refusal.
     8. Substitution of Underwriters. If any Underwriter shall default in its obligation to purchase on any Closing Date the Securities agreed to be purchased hereunder on such Closing Date, the Representative shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase such Securities on the terms contained herein. If, however, the Representative shall not have completed such arrangements within such 36-hour period, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Underwriters to purchase such Securities on such terms. If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the Representative and the Company as provided above, the aggregate number of Securities which remains unpurchased on such Closing Date does not exceed one-eleventh of the aggregate number of all the Securities that all the Underwriters are obligated to purchase on such date, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of Securities which such Underwriter agreed to purchase hereunder at such date and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Securities which such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default. In any such case, either the Representative or the Company shall have the right to postpone the applicable Closing Date for a period of not more than seven days in order to effect any necessary changes and arrangements (including any necessary amendments or supplements to the Registration Statement or Prospectus or any other documents), and the Company agrees to file promptly any amendments to the Registration Statement or the Prospectus which in the opinion of the Company and the Underwriters and their counsel may thereby be made necessary.
     If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the Representative and the Company as provided above, the aggregate number of such Securities which remains unpurchased exceeds 10% of the aggregate number of all the Securities to be purchased at such date, then this Agreement, or, with respect to a Closing Date which occurs after the Underwritten Securities Closing Date, the obligations of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such date, shall terminate, without liability on the part of any non-defaulting Underwriter to the Company, and without liability on the part of the Company, except as provided in Sections 4(b), 5, 6 and 7. The provisions of this Section 8 shall not in any way affect the liability of any defaulting Underwriter to the Company or the nondefaulting Underwriters arising out of such default. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section 8 with like effect as if such person had originally been a party to this Agreement with respect to such Shares.
          9. Miscellaneous. The respective agreements, representations, warranties, indemnities and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or the Company or any of their respective officers, directors or controlling persons referred to in Sections 5 and 6 hereof, and shall survive delivery of and payment for the Shares. In addition, the provisions of Sections 4(b), 5, 6 and 7 shall survive the termination or cancellation of this Agreement.
          This Agreement has been and is made for the benefit of the Underwriters, the Company and their respective successors and assigns, and, to the extent expressed herein, for the benefit of persons controlling any of the Underwriters, or the Company, and directors and officers of the Company, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term “successors and assigns” shall not include any purchaser of Securities from any Underwriter merely because of such purchase.
          All notices and communications hereunder shall be in writing and mailed or delivered or by telephone or telegraph if subsequently confirmed in writing, (a) if to the Representative, c/o Oppenheimer & Co. Inc., 300 Madison Avenue, New York, New York 10017 Attention: Equity Capital Markets, with a copy to Oppenheimer & Co. Inc., 300 Madison Avenue, New York, New York 10017 Attention: General Counsel, and to Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., Attention: Ivan K. Blumenthal, Esq., Fax: (212) 983-3115 and (b) if to the Company, to its agent for service as such agent’s address appears on the cover page of the Registration Statement with a copy to Oncolytics Biotech Inc., 210, 1167 Kensington Crescent NW, Calgary, Alberta T2N 1X7, Attention: Doug Ball, Dorsey & Whitney LLP, 370 17th Street, Suite 4700, Denver, Colorado 80202, Attention: Jason K. Brenkert, McCarthy Tetrault LLP, Suite 3300, 421 – 7th Avenue SW, Calgary, Alberta T2P 4K9, Attention: Andrew Grasby.
          This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including without limitation Section 5-1401 of the New York General Obligations Law.
          This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

          Please confirm that the foregoing correctly sets forth the agreement among us.

Very truly yours, ONCOLYTICS BIOTECH INC.
By
Title:

Confirmed:

OPPENHEIMER & CO. INC.

Acting severally on behalf of itself
and as representative of the several
Underwriters named in Schedule I annexed
hereto.

By OPPENHEIMER & CO. INC.

By:
Name:
Title:

CANACCORD CAPITAL CORPORATION.

As Canadian Underwriter

By:
Name:
Title:

SCHEDULE I

Number of
Underwritten
Securities to
Name	Be Purchased
Oppenheimer & Co. Inc.	2,975,000
Canaccord Capital Corporation	1,275,000

Total	4,250,000

SCHEDULE II
Issuer Free Writing Prospectuses